UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nordic American Offshore LTD.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

Y6366T 112

(CUSIP Number)

Alan M. Stark, Esq.
411 N. New River Dr. E. #2201
Fort Lauderdale FL 33301
954-522-4110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y6366T 112	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leon G. Cooperman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [x]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

4,108,500
	8.	SHARED VOTING POWER

808,200
	9.	SOLE DISPOSITIVE POWER

4,108,500
	10.	SHARED DISPOSITIVE POWER

808,200
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,916,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%*
14.	TYPE OF REPORTING PERSON (see instructions)

IN

_________________________
* Percentage of class calculation is based on 22,549,018 common shares outstanding as of June 11, 2014. This number reflects common shares outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 13, 2014, relating to the Issuer’s registration statement on Form F-1, as amended (Registration No. 333-194612).

CUSIP No. Y6366T 112	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

    This statement on Schedule 13D (“Schedule 13D”) relates to the common shares, $0.01 par value per share (the “Issuer Common Shares”), of Nordic American Offshore Ltd., a company incorporated in the Republic of the Marshall Islands (the “Issuer”).  The address of the principal executive office of the Issuer is c/o Scandic American Shipping LTD., Canon’s Court, 22 Victoria Street, Hamilton HM EX, Bermuda.

Item 2.  Identity and Background.

   (a)      The name of the reporting person is Leon G. Cooperman (“Mr. Cooperman”).

   (b)      The address of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton, FL 33428.

   (c)      Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. (“Capital LP”), Omega Capital Investors, L.P. (“Investors LP”), and Omega Equity Investors, L.P. (“Equity LP”), and also the general partner of Omega Charitable Partnership L.P. (“Charitable LP”), an exempted limited partnership registered in the Cayman Islands. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

  Mr. Cooperman is the President, CEO, and sole stockholder of Omega Advisors, Inc. (“Advisors”), a Delaware corporation, engaged in providing investment management services, and Mr. Cooperman is deemed to control said entity.

 Advisors serves as the investment manager to Omega Overseas Partners, Ltd. (“Overseas”), a Cayman Island exempted company, with a registered address at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies. Mr. Cooperman has investment discretion over Overseas’ portfolio investments and is deemed to control such investments.

Advisors serve as a discretionary investment advisor to a limited number of institutional clients (the “Managed Accounts”). As to the Issuer Common Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Issuer Common Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Charitable LP, Overseas and Advisors. The principal business office of Associates, Capital LP, Investors LP, Equity LP, Overseas, Charitable LP and Advisors is 810 Seventh Avenue, 33rd floor, New York, New York 10019.

Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Family Foundation (the “Foundation”), a charitable trust dated December 16, 1981. The other Trustees are family members.

(d)      During the past five years Mr. Cooperman was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the past five years, Mr. Cooperman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. Y6366T 112	13D	Page 4 of 6 Pages

(f)      Mr. Cooperman is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The Issuer issued common shares (“Norwegian Common Shares”) in a Norwegian private placement exempt from registration under the Securities Act of 1933, as amended (“Norwegian Private Placement”).  In November 2013, Mr. Cooperman acquired 3,333,400 Norwegian Common Shares from the Issuer as part of the Norwegian Private Placement for $50,001,000 using working capital.  Mr. Cooperman’s 3,333,400 Norwegian Common Shares will be exchanged for 3,333,400 Issuer Common Shares upon completion of the exchange offer registered pursuant to the registration statement on Form F-4, as amended (Registration No. 333-194618).

       In connection with the initial public offering (the “IPO”) of Issuer Common Shares pursuant to the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 13, 2014, relating to the Issuer’s registration statement on Form F-1, as amended (Registration No. 333-194612), Mr. Cooperman purchased from the Issuer 500,000 Issuer Common Shares for $8,000,000 using working capital.  Subsequent to the IPO, through open market purchases, Mr. Cooperman acquired an additional 1,083,300 common shares of Issuer Common Shares for $16,407,908.10 using working capital.

Item 4.  Purpose of Transaction.

 Mr. Cooperman has acquired Issuer Common Shares for investment purposes. Mr. Cooperman intends from time to time to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Issuer Common Shares in particular, as well as other developments and other investment opportunities. Based upon such review, Mr. Cooperman may take such actions in the future as he deems appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Issuer Common Shares or disposal of some or all of the Issuer Common Shares currently owned by Mr. Cooperman or otherwise acquired by Mr. Cooperman, either in the open market or in privately negotiated transactions.

        Mr. Cooperman does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Cooperman reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).

Item 5.  Interest in Securities of the Issuer.

       (a)           Mr. Cooperman may be deemed the beneficial owner of 4,916,700 Issuer Common Shares, which constitutes approximately 21.8% of the total number of Issuer Common Shares outstanding. This is based on a total of 22,549,018 Issuer Common Shares outstanding reported on the Issuer’s prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 13, 2014, relating to the Issuer’s registration statement on Form F-1, as amended (Registration No. 333-194612).  830,500 Issuer Common Shares owned by Capital LP; 316,900 Issuer Common Shares owned by Investors LP; 373,900 Issuer Common Shares owned by Equity LP; 987,200 Issuer Common Shares owned by Overseas; 808,200 Issuer Common Shares owned by Managed Accounts; 1,500,000 Issuer Common Shares owned by Charitable LP; and 100,000 Issuer Common Shares owned by the Foundation.

       (b)      Mr. Cooperman has sole voting power over 4,108,500 Issuer Common Shares beneficially owned by him, has shared voting power over 808,200 Issuer Common Shares beneficially owned by him, has sole dispositive power over 4,108,500 Issuer Common Shares beneficially owned by him, and has shared dispositive power over 808,200 Issuer Common Shares beneficially owned by him.

       (c)      The following table details the transactions effected by Mr. Cooperman in the past 60 days:

CUSIP No. Y6366T 112	13D	Page 5 of 6 Pages

Date of Transaction	Type of Transaction	Number of Issuer Common Shares	Price per Issuer Common Share	How the Transaction was Effected
June 11, 2014	Purchase	500,000	$16.0000	Mr. Cooperman purchased 500,000 Issuer Common Shares pursuant to the IPO
June 12, 2014	Purchase	833,300	$15.1070	Through open market purchases
June 12, 2014	Purchase	100,000	$15.1070	Through open market purchases
June 13, 2014	Purchase	150,000	$15.3903	Through open market purchases

(d)      Not applicable.

(e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of Mr. Cooperman, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cooperman and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. Y6366T 112	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEON G. COOPERMAN

/s/ Alan M. Stark
Insert Name

Attorney-in-Fact Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013
Insert Title

June 20, 2014
Insert Date

Dated: June 20, 2014